UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rules 13d-1(b), (c)
and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(AMENDMENT NO. 2)*

Green Ballast, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

39260T109
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☐ Rule 13d-1 (c)
☒ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 39260T109	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,153,147
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,153,147
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,153,147
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 39260T109	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gemini Strategies LLC, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,153,147
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,153,147
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,153,147
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 39260T109	13G	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Winters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 11,153,147
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 11,153,147
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,153,147
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 39260T109	13G	Page 5 of 6 Pages

This statement is filed pursuant to Rule 13d-2(b) with respect to the common stock (“Common Stock”) of Green Ballast, Inc. beneficially owned by the Reporting Persons specified herein as of December 31, 2013 and amends and supplements the Schedule 13G dated as of and filed by the Reporting Persons on February 21, 2012 and amended on February 20, 2013 (“Schedule 13G”).  Except as set forth herein, the Schedule 13G is unmodified.

Item 4.	Ownership:

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned: 11,153,147* shares of Common Stock as of December 31, 2013

(b)	Percent of Class: 9.9%*

The Reporting Persons’ beneficial ownership of 11,153,147* shares of Common Stock constitutes 9.9%* of all the outstanding shares of Common Stock, based upon 102,522,289 shares of Common Stock outstanding as of August 6, 2013, as reported by the Issuer in its most recently filed periodic report.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 11,153,147*

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 11,153,147*

*Subject to the Ownership Limitation (defined below), the Reporting Persons may be deemed to beneficially own a total of 13,128,495 shares of Common Stock, consisting of (i) 1,017,384 shares of Common Stock (“Shares”) held by Gemini Master Fund, Ltd. (“Gemini”), (ii) 7,111,111 shares of Common Stock issuable upon conversion of $1,600,000 in principal amount of the Issuer’s 8% Senior Secured Convertible Note (“Note”) issued to Gemini on or about April 15, 2011 (without any interest accrual and assuming a conversion price of $0.225), and (ii) three warrants (“Warrants”) held by Gemini entitling Gemini to purchase up to 5,000,000 shares of Common Stock in the aggregate.

In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Note is convertible and the Warrants are exercisable is limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the "Ownership Limitation"), the Reporting Persons disclaim beneficial ownership of any and all shares of Common Stock that would cause any Reporting Person's beneficial ownership to exceed the Ownership Limitation.  Therefore, in accordance with the Ownership Limitation, based upon 102,522,289 shares of common stock outstanding as of August 6, 2013, each of the Reporting Persons beneficially owns  11,153,147 shares of Common Stock and disclaims beneficial ownership of 2,992,732 shares of Common Stock.

In addition, as permitted by Rule 13d-4, the filing of this statement shall not be construed as an admission that Gemini Strategies LLC, Inc., in its capacity as investment manager for Gemini, is the beneficial owner of the Shares, the Note or the Warrants or that Steven Winters, in his capacity as president of Gemini Strategies LLC, Inc., is the beneficial owner of the Shares, the Note or the Warrants.  Each of Gemini Strategies LLC, Inc. and Steven Winters expressly disclaims any equitable or beneficial ownership of the Shares, the Note and the Warrants.

CUSIP No. 39260T109	13G	Page 6 of 6 Pages

Item 10.	Certification:

By signing below the undersigned certify that, to the best of its/his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its/his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 12, 2014

GEMINI MASTER FUND, LTD.
By:	GEMINI STRATEGIES LLC, INC., as
investment manager

By:	/s/ Steven Winters
Name:	Steven Winters
Title:	President

GEMINI STRATEGIES LLC, INC.

By:	/s/ Steven Winters
Name:	Steven Winters
Title:	President

/s/ Steven Winters
Steven Winters

Attention:  Intentional misstatements or omissions of fact
constitute Federal criminal violations (see 18 U.S.C. 1001).